Mail Stop 4561

February 1, 2010

Dana W. Kammersgard
Chief Executive Officer
Dot Hill Systems Corp.
1351 S. Sunset Street
Longmont, CO 80501

>   **Re: Dot Hill Systems Corp.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2008**
>   **File No. 001-13317**

Dear Mr. Kammersgard:

    We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

                                        Sincerely,

                                        Patrick Gilmore
                                        Accounting Branch Chief